Filed by WesBanco, Inc.
Commission File No. 000-08467
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Farmers Capital Bank Corporation
Commission File No. 000-14412
Date: May 11, 2018

Explanatory Note: The following is a transcript from WesBanco's presentation at the D.A. Davidson 20th Annual Financial Institutions Conference in Denver, CO on May 9th and 10th, 2018. An archive of the webcast and a copy of the presentation is also available on the Investor Relations section of the Company's website, www.wesbanco.com.
Company Name: WesBanco Inc. (WSBC)
Event: DA Davidson 20th Financial Institutions Conference
Date: May 9, 2018

<<Russell E. T. Gunther, Analyst, D.A. Davidson & Co.>>

Okay. Thanks, guys. They're going to bring it home with WesBanco. Very pleased to introduce Todd Clossin, President and CEO; Bob Young, CFO; and Head of IR, John Iannone tiding there in the back.

Turn over to you Todd, thanks very much.

<<Todd F. Clossin, President & Chief Executive Officer>>

Thanks, Russell. And what a pleasure its here to be here at the D.A. Davidson Conference in a great couple of days. I'm looking forward to tomorrow as well. My name is Todd Clossin, President and Chief Executive Officer WesBanco. I'm going to cover a couple of slides here before I turn it over to our CFO, Bob Young. I'm going to start with this first page. I'm going to spend a little bit of time on, it's actually Page 2, on key differentiators because these are the things I like to remember most about our organization. If you take away these next four points, I'll deem my part of the presentation successful.

And that is, these are the key differentiators of our organization versus a lot of other organizations are our size or even some small or larger. And that is we have some sustainable long-term competitive advantages that I think are pretty unique to us. That are also very hard for others to replicate. Let me go through what those are. The first is we have what I like to call a core funding advantage. And our own legacy markets in the Upper Ohio Valley parts of southwestern Pennsylvania upper part of West Virginia and the eastern part of Ohio are kind of ground zero for the Marcellus and Utica shale area.

Those areas generate a significant amount of deposit flow for our bank. If you look at the landowners who have given drilling rights, mineral rights to a lot of the gas companies, those royalties come back to those landowners. In many cases, we've got a large market share in those markets. In those cheques that are received by those landowners or deposited in the bank and it has been running most recently in excess of $20 million a month in deposit flow. It varies a little bit obviously based on the price of natural gas. But it's been running the $20 twenty million a month range. That's a quarter of $1 billion a year run rate on deposit flows that we get for no other reason then turning on the lights and opening the doors every morning.

And those have long-term royalty streams associated with them 10, 20, 30, sometimes even 40 years. So when I talk about having a long-term competitive core funding advantage, we clearly have that because of the proximity of those shale deposit flows into our organizations. That's going to be a competitive advantage number one.

Number two, we have what I like to call the wheeling cost advantage and being headquartered in Wheeling, West Virginia is a fairly low cost area compared areas like Chicago or Los Angeles or New York or even Cincinnati or Pittsburgh. So our occupancy cost, our infrastructure cost to run our bank is significantly lower than it would be for the same size institution in one of those other markets. So that drives helps us drive an efficiency ratio in the 55% mid-50% range and again that's pretty unique to us given the proximity of where we're located.

The third would be within a five-hour, six-hour drive of several major metropolitan areas Pittsburgh, Columbus, Cincinnati, Louisville, Lexington, all very nice markets that have high growth potential, good population growth, high net incomes and growing net incomes in those markets. Those are all where we have strong lending teams in place to take advantage of those markets. And we also have a top 10, top 15 market share, which I'll get to in a minute in most of those markets.

The fourth area that I think is a pretty significant competitive advantage is our trust in wealth management area and proprietary mutual funds. We have in excess of a $4 billion trust department and having that attached to a $10 billion so organization. It's a fairly sizable trust function. We also have approximately $900 million in proprietary mutual funds called the WestMark Funds. So the non-interesting income stream we get off of those trust assets as well as the proprietary mutual funds is something that you don't see as significantly in other $10 billion banks across the country.

So those competitive advantages: first, the core funding advantage; second, the wheeling cost advantage; third, that five to six-hour drive time to some major metropolitan areas coupled with our trust in securities size and strength. I think our things that are barriers to other organizations maybe replicating some of the things that we've been able to replicate. And I think our good growth characteristics for as from a value perspective for shareholders on a long-term basis.

So some of the other items and I talk about on our slide here for a second is we are in very diverse major markets, which I mentioned we have diversified growth engines and I think well defined strategies, some of which I'm going to get into for each of these different areas. We have a strong expense management culture, positive demographic trends across to our footprint that are even getting stronger, given our M&A activity, strong credit quality and regulatory compliance, which we work very hard at. We also have a slide we're going to talk about where we're well prepared to cross the $10 billion threshold and we've actually already crossed that threshold, six consecutive outstanding CRA ratings, which I think puts us in a pretty unique class of organizations across the country, have a very critical long-term focus on shareholder value return and enhance shareholder value is cornerstone of all of our decisions.

We really focus on earnings per share growth, long-term earnings per share growth is really what drives a lot of our key decisions. If you were to pick one metric that is the most important to us. We do look at ROA, we do look at ROE, those are important to us, but long-term earnings per share growth is probably the most important. And then we focused on deliver positive operating leverage. And I have a bit of a methodology around the organization where I expect $2 of revenue growth for every dollar of expense. So somebody wants to bring me an initiative or we're going to be spend in a $1 million.  I want to see a line of sight to $2 million with the range growth, within a relatively short time period before every 12 to 24-months and then we track it to make sure that we get that type of return.

Next slide I'm going to go to shows a little bit about our balanced and diversified geography. We've got strong market positions across our legacy markets. I'm going to talk about those for a second. As you can see on the slide, we are the number two market share in the majority of our legacy markets in West Virginia. Those are very proper markets for us. Those are very good markets for us. We've been in existence for 148 years. Our trust company has been in existence for over 100 years. And this is the core of our franchise.

We also have very diverse revenue generation engines across these other markets. The Pittsburgh market as you can see we've got a top 10 market share. Columbus number 12, Dayton number 15, Cincinnati number 18, Louisville number 10 and then the Elizabethtown Fort Knox area number two. I'm going to talk in a minute about recent merger we just announced. It's actually going to improve those numbers in the Cincinnati area and then also drop us into the top 10 and number nine spot in Louisville, and the number nine spot in Lexington, and number one spot in Frankfort.

The pie chart to the right shows how diversified we are from a deposit and loan perspective. This is as of today. 35% of our deposit basis in West Virginia, 29% Ohio, 20% Pennsylvania with the remainder between Kentucky and Indiana. From a loan side pretty similar 29% of our loans are in West Virginia, 36% of our loans are in Ohio, 20% of our loans in Pennsylvania with the remainder in the Kentucky and Indiana area.

The next slide I'm going to skip because I'm going to cover it some of the comments as well as the long-term growth strategies. So I'm going to go right to Slide number 7, which is our diversified loan portfolio. As you can see, we have a $6.3 billion loan portfolio, commercial and industrial lending makes up 18% of that portfolio. It was 14% just a couple years ago. And the reason we're able to drive that in a greater rate is our C&I five-year CAGR as you can also see on that page is about 10% from an organic perspective and HELOC is about 9%.

So while we're trying to grow the overall loan portfolio, we're trying to grow C&I and HELOC, those pieces of the pie a little bit faster to diversify at the amount of business we have in each one of those loan buckets. Residential real estate, commercial real estate are important businesses to us. They always have been. We're going to continue to grow those. And on the consumer side, primarily indirect auto, RVs, ATMs, ATVs, motorcycles things like that. We've deemphasized that a little bit. It's a small part of our bank now at about little less than $200 million portfolio, but the risk return on that type of business we just don't feel is there for us.

So we've been intentionally letting that run down a little bit, but very strong growth in the C&I and the HELOC areas. This allows us to have an average loan to deposit ratio of 89.3% and with a strong core deposit flows I mentioned earlier from the Marcellus and Utica shale as well as our other deposit funding initiatives. You can see we've got plenty of opportunity for a loan growth for the foreseeable future.

We've got a very strong wealth management capabilities. I've talked about this a little bit already in terms of our size of our trust in mutual fund assets under management over 5,000 relationships. We've got a very seasoned securities brokerage area both licensed securities, bankers in the branches as well as security investment reps throughout the organization. We've got a strong insurance business. We've been in for quite a while. And we've got a private banking business it has actually grown very significantly. And these are some of the businesses were taken to some of our newer markets like Louisville and Lexington with some of the acquisitions that that we've done, they were anticipating doing.

The next slide is franchise enhancement, the franchise expansion. We've targeted acquisitions in existing markets as well as higher growth metro areas. That chart there actually shows drive time of about five to six hours from Wheeling. It's important to be able to have that they have a drive time, because like to build to go out and see the markets and have my team see the markets, because we're very hands on. We want to have to jump on an airplane to go see a market.

I want to make sure that I get out there and meet with the commercial lenders, meet with the customers and spend time in those markets and keep that geography tight. We have a critical long-term focus on shareholder return, which I mentioned earlier, driven primarily by earnings per share. We have strong capital and liquidity as well as strong regulatory compliance processes. We don't take that for granted we work very hard to make sure we stay in good stead with our regulatory bodies.

And that allows us to historically be able to provide and execute transactions quickly. The transactions I've got listed there you can see, we've done seven mergers in the last 11 years and I think all of these went from announcement to close in less than four months, which is pretty unusual to be able to do that. That's also good calling card for us to be able to go out and do M&A activity, because we've got liquidity in our stock, because we've got good risk management practices and the six outstanding consecutive CRA ratings, I think people recognize us for the hard work we're doing in those areas and I think that helps us.

With regard to the $10 billion threshold, let me spend a couple of minutes on this. We did cross $10 billion in March of this year organically on our own, in anticipation of closing the First Sentry Bancshares merger, which close on April 5 that was about a $600 million to $700 million transaction, so that gave us a little bit of a lift over the $10 billion mark that we had just cross the month before.

We're well positioned from a staffing and infrastructure, a process, compliance, DFAST reporting and CRA perspective. The majority of our – the great majority of our preparatory costs and regarding staff and software and consulting have all been incurred to date.

And currently anticipate no large single period investment that's required for us to continue to move forward. We did announced merger about three weeks ago, a combination of our bank and FFKT, Farmers Bank, a terrific organization headquartered in Frankfort, Kentucky, which will significantly increase our presence not just in Central Kentucky, but Southern Kentucky as well as Northern Kentucky, which is part of that Cincinnati, MSA. It will take us up to approximately $12.8 billion in size. We're anticipating that transaction would close in the back half – the second half of this year. And help provide increased operating scale to help offset the headwinds of the Durbin amendment, which we had previously disclosed of about $10 million on an annual basis starting in 2020, we would get half of that in 2019.

Just to comment on this. So a little bit, because we did get a lot of questions over the last year or two in terms of how we were going to cross $10 billion. But this merger really met the criteria that we had previously stated in our M&A strategy. And that is to find a franchise enhancing merger partner within a six hour drive of our Wheeling headquarters. We preferred an in-market merger, they would become allow us to be more meaningful in the markets. You could almost say the same thing for the First Sentry merger that we closed on an April 5.

But with the FFKT transaction, we did exactly what we said we would do within the parameters and time period we said we would. So it hit all the metrics, it checked all the boxes and we were very pleased to be able to announce that transaction over the last couple of weeks. So our place pretty full. Right now, obviously, we've just closing for Sentry and also looking at the FFKT transaction, we've obviously got to go through all the regulatory approval processes there, shareholder approval process as well.

So we've got some work to do on that. And then the conversion and integration both First Sentry and FFKT is really kind of given us a full plate. For the next year, year and a half or two are for the foreseeable future. We're going to be focused on organic initiatives, but also really focused on these two mergers and making sure that we get them done in the right format in keeping with how we've integrated mergers before.

The last slide I'm going to cover before I turn it over to Bob Young, is returning value to our shareholders. Our dividend payout ratio was 38.2%, which provides a significant amount of upside potential that was our dividend payout ratio in the first quarter of this year. We did increase the dividend by 11% in the first quarter of this year as well. We have a dividend yield of 2.6% as of the first quarter of this year compared to a peer group bank about 1.8%. And our quarterly dividend per share, which is kind of an interesting thing I'd like to talk about.

From the fourth quarter of 2010, until the first quarter of 2018 roughly that seven, eight year time period, our dividend increase by 107%, but yet as I just mentioned we still have a 38.2% payout ratio, which I think is pretty nice position to be in. And our tangible book value per share over that same time period fourth quarter of 2010 versus first quarter of 2018 went from $12.09 to $18.56. So an increase in 54% over that time period.

With that, I'll turn it over to Bob Young.

<<Robert H. Young, Executive Vice President, Chief Financial Officer>>

Thanks, Todd, and good afternoon to all of you. I just want to highlight some of our key financial and operating metrics for the first quarter, which was the first with the lower tax rates in the Tax Cuts and Jobs Act passage that we all saw in December of last year. As you can see, we've reported strong quarter-over-quarter growth with net income up almost 29% and earnings per share up about 27% for the first three months ended March 31, as compared to last year's first quarter.

This indeed resulted in $0.76 in earnings per share versus $0.60 on a core basis last year, excluding merger and restructuring expense. Higher income was driven by a lower effective tax rate of just about 17.5% versus 29% last year, which added about $0.085 to the bottom line. And this of course is replicable going forward. In addition, we had some additional fee income from bank owned-life insurance claims, which amounted to another $0.035. Even without these two items, earnings per share still would have been up about 7% or $0.04 per share.

You can see our return on average assets improved to 1.37% from 1.09% and we also saw a much higher return on tangible equity of around 17%. We believe these numbers are kind of the new normal for banks, as you know, if you study them. We think 120 to 130 is where banks will settle in. Post tax reform on ROA basis and probably 14% to 15% maybe slightly higher on return on tangible equity.

Influencing our higher earnings performance here in the first quarter will in addition to the factors I just mentioned, it was a 3.6% growth in net interest income. And this came despite a 4 basis point decrease in the margin. This was – as a result of the lower tax equivalency of municipal securities and its impact on the investment portfolio yield, which drive from 2.94% to 2.82%.

Overall, the tax equivalency issue had about a 6 basis point impact on the margin. So we had about a 2 basis point increase in the core margin, as loan yields increased in the last federal funds increase in December.

Also positively impacting earnings was a very good discipline over expenses, which were essentially flat year-over-year at just about 0.4% increase and this produced a 55% efficiency ratio down almost a full point from last year. We continue to realize savings from our YCB acquisition in the fall of 2016 and as Todd mentioned we're looking forward to the cost savings from the early April closing with the First Sentry acquisition that added five branches in our Southern West Virginia market and that's scheduled to produce those cost savings over the next 12 to 18 months, which should start some time later in the third quarter after our core systems conversions.

On the asset side, our first quarter – focus for the first time over $10 billion in assets, due to additional investments in the portfolio, which were made in anticipation of the First Sentry closing and I would also remark we saw some very nice year-over-year deposit growth of 5% net of CDs. Our checking accounts are now 51% of total deposits as compared to 48% last year and that of course helps from both a cost of funds perspective, as well as overall asset sensitivity.

We continue to strategically balance loan growth in our focus categories while maintaining high credit quality standards. In our key focus categories of C&I and home equity lending as Todd mentioned we saw about 2% year-over-year growth and what would be considered a typical seasonal weak first quarter for the industry. But interestingly, we have good commercial and residential pipelines heading into our spring campaign season. We continue to actually cute on our strategies for a long-term success and remained well-positioned for success in any type of operating environment supported by disciplined to growth as well as expense management.

On this slide, we're comparing some of our key operating metrics to peer averages. We've chosen just four of them. For the benefit of this slide this afternoon, you can see that in the first box, the upper left hand corner that return on average tangible common equity grew to 17.2% for us in the first quarter. That's about 148 basis points higher than our peer group at 15.7%, the upper right hand corner there with the ROA at 137, our peers at 129, that's an 8 basis point pickup. And then the efficiency ratio at 55.1% versus the industries or our peer group rather 56.5%. Well, NPAs continue to be better for us versus the industry. That's occurred all throughout the recession and post recession over the last 10-year period, but in this case 10 basis points better than the industry.

I did talk a little bit earlier about the margin. We do believe we should continue to see the benefits of rising rates from Federal Reserve increases on a quarterly basis, as we did in the first quarter the 2 basis points of core margin pick up, net at the tax equivalency conversion. But some of this, we in the industry believe might be competed away in the form of a lower loan yields or higher deposit rates, despite what they have then relatively controlled deposit betas through the 5 rate increases with experience since the end of 2015.

And in fact for us, we're only up about 14 basis points over the last year in our cost of deposits. We do expect betas to increase as more rate increases are stacked on top of one another. We're modeling something in excess of 30%. I doubt that we're actually going to experience that the short run, but as you have – as I say as you stack those increases, you could actually find a year from now or another 25 basis point increase could see a much higher deposit beta for the industry.

Just a note on asset sensitivity in you can see here how interest rate increases should benefit the margin over time. While the 200 basis point rate shock scenario is nicely accretive at 4.5%. We believe a rate ramp over one-year timeframe is a more likely rising rate scenario showing 2.1% growth.

Now relative to what we are indeed modeling in our most likely base case scenario or modeling two additional rate increases between now and the end of the year, although there is the potential for a third increase in December. And we're also – as I just indicated modeling deposit betas that are higher than our experience today. I would note however that the narrowing spread between three months LIBOR and the two-year swap curve, which is currently about 42 basis points and a two and a ten treasury curve that spreads about 47 basis points. They are certainly how concern to us as generally speaking a flatter yield curve is detrimental to margin growth.

On the risk management side, we've had a long legacy of credit risk management based upon conservative underwriting standards that have stood the test of time through the recession as well as in good times. We have a mature enterprise risk management programs that address key risks in all of our business lines and functional areas. And as part of the $10 billion preparation we recently formed a board level enterprise risk management committee.

During the last few years, as we prepared for crossing the $10 billion asset threshold and Todd talked a little bit about this, but we enhanced our strong compliance management system, adding resources and additional software enhancements to our BSA/AML area. We added a new Head of Compliance that came out of a large regional financial institution and implemented quarterly compliance committee and compliance operational committee meetings.

Todd also mentioned how we've been preparing for DFAST filing now indeed if Congress ends up passing the Senate Bill. We probably wouldn't have DFAST requirements. But we believe it's important to have capital stress testing capabilities, loan stress testing capabilities and liquidity stress testing capabilities in our organization. So that we can fully understand the impact of some of those areas on how we operate the bank, in a stressed – how we would operate the bank in a stressed environment.

Those expenses that Todd mentioned earlier are fully in our run rate for staffing, software and consulting expands. We don't anticipate any major expenditures, as we were preparing for DFAST that's all now in our run rate from 2016 and 2017. Our consolidated bank level regulatory ratios remained well above the applicable well capitalized standards promulgated by bank regulators in the Basel III capital standards. And Todd mentioned that the bank has received six consecutive composite outstanding ratings over the last 14 years or 15 years from our primary regulator to analyze in the analysis of our Community Reinvestment Act performance.

Finally, in the appendix and I'm not going to go over these. We do have a few slides that you can review at your leisure. There's a couple of slides in here on the announcement of the recently proposed merger with Farmers Capital and the metrics associated with those with that acquisition. Todd mentioned that's accelerating our growth. We're going to be number nine overall in the state of Kentucky. And by the end of the year when we close this is will be about a just under a $13 billion acquisition. When Todd joined us 4.5 years ago, we were $6 billion acquisition. So we've grown very nicely over that time. And more importantly have grown earnings per share nicely as well.

We're now ready to take your questions. Thank you.

Q&A

<Q>: [Question Inaudible]

<A – Todd F. Clossin>: We do anticipate some to be competed the way how much, we don't know I think I've seen some analysts out there that have talked about maybe 20%. I think that's probably as good estimate as any, but I think time will tell with regard to that. You would have expected there to be acceleration in some loan growth. I think when the tax reform was put in place. I think that was maybe chilled a little bit with some of the talk back and forth on tariffs it just kind of presented some uncertainty in there as well. There's obviously a lot more liquidity going to be on corporate balance sheets, ability to pay down debt things like that. So we would hope that there would be an increase in overall lending activity across the country over the next 12 months to 18 months, but we don't know.

You would expect those decrease tax rates to increase lending and other activities like that, but time will have to see. We think we're pretty well-positioned to take advantage of whatever the market gives us with the lending teams that we've got in place. But it's just hard to estimate right now. And we do think there's – there will be recession at some point in time whether it's two years to three years down the road. And I think so far that we get in this economic recovery that starts raising its head in corporate borrower's minds as well too. So you got a lot of factors kind of competing against each other there. It's hard to know which way it's all going to sort out.

<Q>: [Question Inaudible]

<A – Todd F. Clossin>: I think the answer that is yes. It clearly is. Again as I mentioned we've got a pretty full plate right now. So for the foreseeable future, we're not going to be looking at additional M&A opportunities. But when we do get back into that that process a couple of years from now, there are a number of banks across that footprint that we have as well already. So the key would be to become more meaningful in markets were already in, where you can get some expense take outs, but also better position yourself in markets where you can get higher growth.

And I'm a big believer that you want to be geographically diversified, but you also want to keep as tighter geography as you can because it's more efficient. It's more efficient from an advertising perspective, a marketing perspective tellers crisscrossing each other with regard to branches they work and things like that. You're not going to see us going way outside of that geographic area. And it's also very hands on. So I like to be in those markets, have been to the Kentucky market I think I've driven there five times in the last three weeks. So being able to be that hands on requires that geography to be pretty tight.

<Q>: [Question Inaudible]

<A – Todd F. Clossin>: Yeah, it is hard to track it exactly to it, but we do see that flow. So – and I've talked about this on earnings calls in the past, so it's all public, but when natural gas prices are at their low 1.5 to 2 years ago. That was $3 million, $4 million a month. It had been up over $10 million and drop down to $3 million, $4 million, now it's back up over $20 million. So I think as you look out over the next 20, 30 years with their royalty stream those deposits coming in, they will ebb and flow based upon what happens with the underlying price of natural gas not oil, but natural gas in our markets.

<Q>: [Question Inaudible]

<A – Todd F. Clossin>: I think the tables pretty well set for us. I mean, I'm really excited given the point we're right now, where we've got the First Sentry merger done and FFKT, while we still have some steps to go through, obviously, before we get that done. I think our tables well set, because we don't model revenue synergies, you tend not to do that in modeling. So we didn't do that in your community bank that we closed a year and a half ago or First Sentry or in the proposed modeling for FFKT. But there are tremendous revenue synergies in there.

With regard to particularly in our trust services to the Louisville marketplace, taken our trust services to the Huntington, West Virginia marketplace, license securities reps, insurance people, private banking business. It's not just the bigger balance sheet that we bring in there. So we can help those banks make bigger loans in those marketplace, but we're also – we have swapped income, we have foreign exchange capabilities, we have additional treasury management capabilities. I mean, I could go on and on we had a whole laundry list of products and services that we can more fully distribute through what's right now, 171, 172 branch network would be a 200, 200 plus branch network.

There's a tremendous amount of opportunity there with the lending teams in the branches, just to fill in what we've got now. So I think there's a tremendous opportunity for us to grow the revenues and the earnings of our franchise for the foreseeable future without any additional M&A activity. I mean because we're pretty conservative organization, we've always tend to invest ahead of the certain size that we were. So we were getting ready to cross $10 billion when we were still at $8 billion.

So even in our $10 billion, a little over $10 billion organization, we're already doing things that banks that might be $4 billion or $5 billion or even $10 billion bigger than us. We're already doing some of those things with regard to how we operate our operating philosophies that kind of reporting we do, the kind of productivity measures we look at. So we're always operating a little bit bigger than we were. So I don't see any big single period quarter or year investments in infrastructure that we have to make to be get – to get larger, I think we continue to do it as we've been doing it, while we continue to take other expenses out and keep the efficiency ratio pretty low.

<Q>: [Question Inaudible]

<A – Todd F. Clossin>: Yeah. Each one of these cities, it's interesting, there's a lot of similarities there. So our legacy franchise obviously we've been in for a long period of time in that. That's important to us. I don't want to overlook that, because that's core to us. But if you want to look at the MSA of the Pittsburgh, Columbus, Cincinnati, Louisville in Lexington, they're all pretty similar. They're all pretty close, within a 0.5 million or so people. And they operate in a very similar manner.

They're very diversified economies. They've got some retail, they've got some state capitals and a lot of occasions, they've got universities that are there. They've got service companies, they've got wholesalers that are in durable business. There's a lot of population within a couple hour drive time of those areas. So from a logistics standpoint, there's a lot of companies that are located there for warehousing. So each of these markets looks very similar to each other.

They operate a little bit differently in terms of cultures are a little different, each city has its own civic pride. But there is a common thread, which is one of the reasons we felt so comfortable with going into the Kentucky markets, is that operates a lot more similarly to a lot of other markets we operate in. And I had overseen both the Louisville and Lexington market in a prior organization I was with two. So I felt pretty comfortable we knew those markets. Any other questions?

<Q>: [Question Inaudible]

<A – Todd F. Clossin>: I don't know that we can do that, 15 minutes. The industry is certainly wrestling with the software and the resources and the planning around seasonal current expected credit loss regime, a new accounting standard that, at least for those of us have been in the industry as long as I have is probably in the most significant change from an accounting perspective that obviously impacts both balance sheet and the income statement going forward. And of course, we could be adopting those at a time, where we're heading into a recession.

So you're reasonable and supportable forecast period people will define is two to three years could very well have a recession planning in that horizon timeframe. I think whether it be the regulators or the American Bankers Association or those of us who are on the firing line preparing for the implementation of the new standard. We would generally expect that somewhere between 20% and 50% as compared to the existing amount of the allowance for loan loss might end up being the amount that one would need to be planning for in an additional allowance.

Of course, that depends upon how acquisitive you've been, that's kind of based upon a 1% marker which was generally deemed to be the allowance for loan loss in a good period for most banks and as you know they've purchased accounting credit standard mark or purchased impaired loans. You don't have that allowance carry over. So a lot of banks have been acquisitive like ourselves, you're looking at 70 to 75 basis points. So that's a little bit of lower marker from which to plan for. Now, whatever we do add is just coming out of retained earnings on the conversion in January 1. But we do expect the provisions will be higher going forward.

And we expect that in the lending arena, that bankers will have to start thinking about planning in their return on equity models or however they price for loans that indeed, you're probably going to have to add a larger factor in that model to take into account that you're going lifetime loss expectation when you're making that loan. And in fact, that starts when you make the loan commitment. So those are just a couple of factors that will change beginning in 2020. As I say, it's the most important change that's happened to bank accounting over my lifetime and it will be interesting to see how it plays out. I think it is going to a lot of volatility and not much comparability between banks of our size and a large banks when it happens.

<Q>: [Question Inaudible]

<A – Todd F. Clossin>: The shale play is a big part of that, because that's also where we have our legacy trust business. So I'd mention those $20 million a month that come in there, some of those obviously we would work to try to move that into our trust and wealth management business and we do that. So there's lift opportunities associated with that. But also in some of the markets I mentioned earlier, there's really – we're in early stages with regard to trust and wealth management.

And we've done a nice job in Columbus, Ohio primarily because our leader of that trust wealth management area has a lot of history in that market. But we've got a lot of opportunity upside potential in Pittsburgh and Cincinnati, Louisville and Lexington, as well as the existing franchise that we have in West Virginia. What's interesting about the merger with FFKT, Farmers Bank, which headquartered in Frankfort, is they also have a pretty sizable trust function.

So when you merge that trust function with our trust function, again, at the end of the year assuming all of the approvals everything go well that we could have a trust department definitely, an excess of $4.5 billion could be approaching $5 billion, which could be one of the largest in the Midwest and the Mid-South. But I see many years of upside potential growth in the legacy footprint, because of the shale well. But also in the newer footprint that we have, because we're just starting to penetrate those areas.

And we're doing it as a community bank, we're in emerging regional financial services company, but we deliver things as a community bank, which has a different look and a different feel to it. And I think particularly from a trust perspective to be able to sit down and meet the person, who's managing your money and having them in your market. That's important to a lot of people in these markets, we're moving into.

<Q>: [Question Inaudible]

<A – Todd F. Clossin>: We've been in that business now for over 20 years. So it's not new to us, we just introduced our six fund the tactical fund within the last year. It's been a good business for us, we're growing it conservatively, again with our strong focus on regulatory compliance, we believe we are doing that the right way in pain an awful lot of attention to it. That's probably slowed the growth of what it probably could have been, for example, we're not offering these funds in all of our branches. We may at some point in time, but you don't have that retail distribution that's out there.

So it is a core component of our offering, of our earnings stream, it is growing. But at the same time, we're being very careful about how we approach it, because we do realize, it's little different than traditional banking services and how you sell it, you need to be careful of how you sell that and putting the right customers in from a suitability in a disclosure standpoint. So a good business for us, we think there's opportunity particularly in the newer markets we're moving into. But it will be more of an incremental growth as opposed to trying to double that business every year. We're not looking to that kind of growth.

<<Todd F. Clossin, President & Chief Executive Officer>>

All right. Thank you for your time. Appreciate it. Thanks.

Forward-Looking Statements
Matters set forth in this filing contain certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the proposed Merger between WesBanco and Farmers Capital, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and Farmers Capital may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed Merger may not be fully realized within the expected timeframes; disruption from the proposed Merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule; Farmers Capital's shareholders may not approve the proposed Merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco's Form 10-K for the year ended December 31, 2017, Farmers Capital's Form 10-K for the year ended December 31, 2017 and documents subsequently filed by WesBanco and Farmers Capital with the Securities and Exchange Commission. All forward-looking statements included in this filing are based on information available at the time of the release.  Neither WesBanco nor Farmers Capital assumes any obligation to update any forward-looking statement.
Additional Information About the Merger and Where to Find It

In connection with the proposed Merger with Farmers Capital Bank Corporation ("Farmers Capital"), WesBanco will file with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 that will include a Proxy Statement of Farmers Capital and a Prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction.  SHAREHOLDERS OF FARMERS CAPITAL AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Proxy Statement/Prospectus will be mailed to shareholders of Farmers Capital prior to the Farmers Capital shareholder meeting, which has not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Proxy Statements/Prospectus, and other related documents is filed by WesBanco with the SEC, it may be obtained for free at the SEC's website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either WesBanco's or Farmers Capital's website at http://www.wesbanco.com or http://www.farmerscapital.com, respectively.

Participants in the Solicitation

WesBanco and Farmers Capital and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Farmers Capital in connection with the proposed Merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco's 2018 annual meeting of shareholders, as filed with the SEC on March 13, 2018.  Information about the directors and executive officers of Farmers Capital is set forth in the proxy statement for Farmers Capital's 2018 annual meeting of shareholders, as filed with the SEC on April 2, 2018.  Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of Farmers Capital shareholders in connection with the proposed Merger will be included in the Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, WesBanco or Farmers Capital using the website information above.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

FARMERS CAPITAL SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.